Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT DATED JULY 19, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 16, 2012, Supplement No. 2 dated May 14, 2012, Supplement No. 3 dated May 30, 2012, Supplement No. 4 dated June 6, 2012 and Supplement No. 5 dated June 14, 2012.  The purpose of this Supplement is to disclose:

•                  the status of our initial public offering;

•                  entry into a credit facility; and

•                  the renewal of our advisory agreement.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of July 17, 2012, we raised total gross proceeds of $343.5 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of July 17, 2012, we received and accepted subscriptions in our offering for an aggregate of 31,804,921 shares, or $316.6 million, including 466,025 shares or $4.2 million sold to NorthStar Realty Finance Corp., or our Sponsor, pursuant to our distribution support agreement. As of July 17, 2012, 78,721,395 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Credit Facility

On July 18, 2012, NSREIT CB Loan, LLC, or NSREIT CB, our indirect wholly-owned subsidiary, entered into a Master Repurchase Agreement, or the Citi Credit Facility, with Citibank, N.A, or Citibank.  The Citi Credit Facility provides up to $50 million to finance first mortgage loans and senior loan participations secured by commercial real estate, as described in more detail in the Citi Credit Facility documentation.

Advances under the Citi Credit Facility accrue interest at per annum rates ranging from the one-month London Interbank Offered Rate, or the LIBOR Rate, plus a spread of 2.0% to 4.0%, with a minimum weighted average spread on assets securing the Citi Credit Facility of 2.25%.  The Citi Credit Facility also provides for advance rates up to 75%, depending on asset type, subject to adjustment.  The initial maturity date of the Citi Credit Facility is July 18, 2014, or the Initial Term, with three, one-year extensions at our option, which may be exercised upon the satisfaction of certain conditions set forth in the Citi Credit Facility.  During the Initial Term, the Citi Credit Facility acts as a revolving credit facility that can be paid down as assets payoff and re-drawn on new assets.

In connection with the Citi Credit Facility, we entered into a Limited Guaranty, or the Guaranty, under which we agreed to guaranty certain obligations under the Citi Credit Facility. We also agreed to guranty the obligations under the Citi Credit Facility if NSREIT CB engages in customary bad acts.

The Citi Credit Facility and Guaranty contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types, and the Citi Credit Facility contains financial covenants that require NSREIT CB to maintain at least $3.75 million and a maximum of $7.5 million in unrestricted cash at all times during the term of the Citi Credit Facility.  In addition, the Guaranty contains financial covenants that require us to maintain: (i) an amount equal to the lesser of (a) total equity equal to $162.5 million, subject to increases equal to 80% of aggregate net proceeds raised and (b) $250.0 million; (ii) a ratio of EBITDA, as defined in the Guaranty, to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%.  In addition, Citibank may stop making advances under the Citi Credit Facility if any two of Messrs. Hamamoto, Gilbert or Tylis are no longer employed by our Sponsor and are not replaced by persons acceptable to Citibank.

Renewal of Advisory Agreement

The advisory agreement between our company, our operating partnership, our advisor and our sponsor, as amended, was renewed by our board of directors through July 18, 2013 upon terms identical to those of the agreement in effect through July 18, 2012.